

February 9, 2024

Mary Riskey
Chief Financial Officer
Two Harbors Investment Corp.
1601 Utica Avenue South, Suite 900
St. Louis Park, Minnesota 55416

> **Re: Two Harbors Investment Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Form 8-K filed July 31, 2023**
> **Response dated December 11, 2023**
> **File No. 001-34506**

Dear Mary Riskey:

We have reviewed your December 11, 2023 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to the comments in our November 20, 2023 letter.

Form 8-K filed July 31, 2023

Exhibit 99.1
Reconciliation of GAAP to Non-GAAP Financial Information, page 11

1. We have considered your response to comment 1 and your proposed disclosures related to Income Excluding Market Driven Value Changes ("IXM") within your earnings release. Your adjustments to exclude certain market-driven value changes presents income on an alternative basis. These adjustments appear to be inconsistent with Question 100.04 of the Compliance & Disclosure Interpretations on the use of Non-GAAP Financial Measures. Specifically, changing the income recognition and measurement principles required to be applied in accordance with GAAP is considered to be an individually tailored measurement principle. Please revise your non-GAAP measure to eliminate the presentation of IXM. This comment also applies to your Earnings Call Presentation.

Please contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction